Contact

www.linkedin.com/in/
davidjyoungtechgeek (LinkedIn)

Top Skills

Telecommunications
Troubleshooting
Networking

Certifications

Become a CompTIA A+ Certified Technician

David Young

Contact Center/Telecom/Technology Pre-Post Sales Support Specialist Seeking Opportunities

Swanzey, New Hampshire, United States

Summary

Senior level IT telecom professional and Sales Engineer and all around technology enthusiast with excellent interpersonal communication, leadership, and problem-solving skills looking for opportunities to contribute and make an impact.

Expertise collaborating with disparate groups/businesses/industries designing contact center solutions utilizing the latest technologies and integrations to improve, enhance, replace, or add to existing technologies.

Proficient in researching, evaluating, and comparing numerous technologies to determine the best fit for the needs and considerations for business and concisely relay that information and how it impacts and benefits the user, supervisor, and management establishing myself as a trusted advisor as well as broad range of other technical capabilities.

A resume is available upon request.

Experience

Social Security Administration - Office of Hearing Operations

Hearing Office System Administrator

April 2017 - Present (6 years 2 months)

Manchester, NH

Enghouse Interactive

Sales Engineer

July 2014 - August 2016 (2 years 2 months)

Swanzey, NH

Primary technical subject matter expert for the Sales team/customer and product advocate for Enghouse products. Actively driving and managing the technology evaluation to design stage of the sales process effectively

conveying the requirements to the customer, Sales, and Product Management teams. Ability to articulate Enghouse technology and product positioning to a customer's users, technical, and top level management. Strong ability to identify all technical issues of assigned accounts/projects to assure complete customer satisfaction during all stages of the sales process while establishing and maintaining strong relationships throughout the sales cycle as well as offering after-sales support/services.

Affinity Federal Credit Union
18 years

Voice Network Supervisor
April 1996 - March 2014 (18 years)
Basking Ridge, NJ

Voice Network Supervisor   -   2000-2014
Responsible for all aspects in the design, programming, management, operation, training, maintenance, and support of the Credit Union telecommunications network, it's equipment, customer relationship management platform, related systems hardware, operating systems, and utility software.
Designed and programed specific applications in response to department/ client needs using the customer relationship management platform and phone system streamlining the member experience and ensured customer interactions reached the most qualified agents. This lowered hold and response times and gave the call center managers better control of interaction routing if\when certain criteria were met.
Researched and implemented new telecommunications technologies working with vendors and internal clients to accomplish and ensuring the Credit Union needs and goals were met or exceeded.
Devised and executed numerous forklift upgrades for the telecommunications systems and managed the projects throughout including the seamless relocation of the Credit Union HQ location with zero downtime.
Administered technical support and customer service to internal and external users by creating a Help Desk environment for my department and several other support departments allowing us\them to provide direction and solutions for resolving a variety of issues and enhancement requests efficiently.
Installed and debugged new and/or upgraded software on server and client platforms ensuring compliance and full integration with current systems, designs, and programs.

Produced and ensured that appropriate controls were in place and maintained while creating and updating documentation of those controls including disaster recovery plans and procedures.
Created and coordinated the routine service, troubleshooting, repair and maintenance schedules of all telephone system equipment in house and with multiple vendors.

Lead Data Center Operator
1998 - 2000 (2 years)
Basking Ridge, NJ

Lead Data Center Operator 1998—2000
Responsible for scheduling and managing the employees who executed the daily, weekly, monthly, and annual job
schedules for payroll posting, internal reports, credit card and tax statements.
Created a unified jobs process application for scheduling, setting, and following all of the daily, weekly,
monthly, and annual job streams.
Undertook and implemented the automation of many manual jobs processes for daily and monthly jobs such
and payroll processing/posting and statement generation.
Developed and installed the Credit Union's first digital records retention system.
Installed the first few iterations of the customer Home Banking application.
Evaluated, negotiated, and employed a corporate call recording solution for quality assurance, training, and
liability reasons.
Converted the Credit Union's data network and branch connectivity from ISDN to T1 circuits increasing
bandwidth and productivity while gaining significant cost savings.
Successfully transferred my military telecommunications experience to be able to perform the Credit Union's
telecom needs and administration.

Data Center Operator
1996 - 1998 (2 years)
Basking Ridge, NJ

Data Center Operator 1996¡X1998
Responsible for the orderly and timely execution of the daily, weekly, monthly, and annual job schedules for payroll
posting, internal reports, credit card and tax statements.

„³ Maintained and edited the Credit Union job schedules to ensure the proper run order and the correct jobs were
run to comply with state and federal reporting regulations.
„³ Created new or modified existing jobs after troubleshooting issues working with internal clients when the
reports or jobs did not complete successfully or produce the desired results.
„³ Spearheaded an initiative to limit the number of printed reports saving the Credit Union money by reducing the
amount of paper and statements put out and lowering the volume of documents that required shredding.
„³ Took the initiative to begin assisting in the Credit Union¡¦s telecom needs and performed moves, adds, and
changes as well as other basic administration on the phone and voicemail systems.

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Education

Apropos
Voice and Interaction Programming · (2007)

Apropos
Advanced Voice and Interaction Programming · (2007)

Avaya University
CentreVu Call Center Workshop · (2001)

Avaya University
Definity ECS G3 ARS Admin course · (2001)

US Army Signal Corps
Certificate of Completion, MOS 36L - Transportable Switching Systems Operator\Maintainer · (1987 - 1988)